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thisway
AQUACYCL
Women Founders
JOURNEY FOODS

Angela Hood · 3rd

Google Accelerated Startup Founder / Outstanding Alum@TAMU & Founder/Alum Uni of Cambridge: ideaSpace Founder/Alumni

Talks about #startups, #diversity, and #technology

Austin, Texas, United States · Contact info

6,730 followers · 500+ connections

ThisWay Global

Texas A&M University

Experience



Founder/CEO
ThisWay Global
Jan 2014 – Present · 8 yrs
Austin, Texas Area

Exciting News for 2022!
We are solving the sourcing and matching problem for employers, leading to greater talent and fair recruitment in over 5000 organizations. Now we are going to solve the integration problem too!







Hiring and looking for a job does not have to be painful.
It can be on-demand...

Founder/CEO
Ai4JOBS · Full-time
Sep 2019 – Present · 2 yrs 4 mos
Austin, Texas, United States

Our company empowers better job decisions, for people and businesses, based on real-time data. Ai4JOBS is available via the company's online application, custom integration, customer dashboard, direct API, Salesforce App Exchange, and applicant tracking systems.



NMFA Delegate
United States Marine Corps
1992 – 2015 · 23 yrs

Currently I lead the development of a jobs platform that will convert military experience into accurate civilian credentials that will be relevant to both the employer and the prior service member. It's thiswayglobal.com We welcome your comments.
Note - I am a USMC spouse of more than 23 years, with US government delegate ε ...see more



Consultant
K2S Corporation
Aug 2012 – Apr 2014 · 1 yr 9 mos
United Kingdom

Consultant to European start-up and pre-seed entrepreneurs interested in fund raising, marketing and/or launching a product in the US market.
Specific areas of interest are IT, international education technologies and other high-tech platforms, as well as the development and manufacturing of licensed sports produ ...see more



Founder
Key2Sports
Oct 2008 – Aug 2012 · 3 yrs 11 mos
US

Key2Sports was originally founded to provide business based support for sports teams. As a result of niche growth from 2010-2012, Key2Sports pivoted to design and manufacturing of

licensed products NCAA, NFL and NBA organizations, as well as sports related companies like www.wePlay.com, Olympic training teams, etc. Manufacturing was located across A ...see more

 Seahawks

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Education


Texas A&M University
Bachelor of Science (BS), Architecture, Construction, Development
1986 – 1991
Activities and Societies: Founder of the Construction Sciences Career Fair, now in it's 22nd year http://cosc.arch.tamu.edu/industry/career-fair/ Prior officer for Associated General Contractors (AGC) Competitive Athlete Active in Intramural Sports

October 18, 2013
Texas A&M Ranks First Among Public U. S. Universities In New Global CEO Alma Mater Index Texas A&M University ranks first among all public universities in the United States in a new international survey citing the 100 higher education institutions that produced the most current chief executives of the world's largest companies.

The listings, first of its type, are titled the "Alma Mater Index: Global Executives" and published by London-based Times Higher Education.

While topping all public U.S. universities, Texas A&M placed 34th overall and 13th among U.S institutions. U. S. representation is dominated by private universities, headed by Harvard and Stanford.

http://www.arch.tamu.edu/


University of Cambridge
Entrepreneurship/Entrepreneurial Studies
Activities and Societies: Entrepreneurship

Alumni/Founder at ideaSpace - University of Cambridge.


University of Cambridge - ideaSpac

Licenses & certifications


Google Startup Accelerator - Founder
Google Developers
Issued Aug 2021 · No Expiration Date
See credential


Certified Licensed Contractor: States of CA, SC and TX
National Association of Home Builders


WEConnect International Certified Women Owned Business
WEConnect International

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Volunteer experience


Founder Member
Cambridge Wireless
Science and Technology

Business Growth Advisor

 Enterprise Nation
Economic Empowerment

 **Founder of the Department of Architecture Career Fair**
Texas A&M University
Education

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